CROSSMARK LARGE CAP VALUE ETF

SUBSCRIPTION AGREEMENT

This Agreement is made as of the 17th day of July, 2025 between Crossmark Global Investments, Inc., a Delaware corporation (the “Purchaser”), and Crossmark ETF Trust, a Delaware statutory trust (the “Trust”). A copy of the Trust’s Certificate of Trust is on file with Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 5 common shares of beneficial interest (the “Shares”) of Crossmark Large Cap Value ETF, a series of the Trust (the “Fund”), at $25.00 per Share for an aggregate purchase price of $125.00 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such Shares and receipt by the Trust of said payment.

NOW, THEREFORE, the parties hereto agree as follows:

1. In connection with this Agreement, the Purchaser is delivering to the Trust $125.00 in full payment for 5 Shares of the Fund.

2. The Purchaser agrees that it is purchasing the Shares of the Fund for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

Crossmark Global Investments, Inc.

/s/ Robert C. Doll
By: Robert C. Doll
Title: Chief Executive Officer

Crossmark ETF Trust

/s/ Robert C. Doll
By: Robert C. Doll
Title: President